Exhibit 99.1

Neptune Wellness Wholly-Owned Subsidiary, Biodroga Nutraceuticals, Launches New Website and Announces Participation in the 2021 SupplySide West Conference Featuring The Company's New Pumps and Sprays

LAVAL, QC, Oct. 25, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that its wholly-owned subsidiary, Biodroga Nutraceuticals, has launched a new website: www.biodrogasolutions.com ahead of its participation at the 2021 SupplySide West Conference in Las Vegas, NV from October 25-28, 2021 in booth 3173, where it will be featuring its new pumps and sprays.

Biodroga Nutraceuticals offers a range of private label supplements to its North American partners. Its flagship offerings leverage MaxSimil®, a patented technology, which is proven to increase 3x the digestion and absorption of Omega 3 fatty acids. This unique platform can also act as a natural delivery system for nutritional ingredients, increasing the absorption of combined fat-soluble micronutrients, which enables Biodroga partners to deliver cutting-edge nutraceutical products to its customers.

"The unveiling of our dedicated Biodroga website and participation in SupplySide West is another step forward in establishing the Biodroga brand as the leader in turnkey solutions for the Nutraceutical industry.  These investments will help the development of new partnerships as we introduce innovative supplement delivery systems such as vitamin sprays and pumps to the industry," said Cedrick Billequey, General Manager of Neptune subsidiary, Biodroga Nutraceuticals. "We are seeing broad consumer demand for immune boosting supplements and growing interest for alternative delivery systems due to pill fatigue, which makes our innovative turnkey supplement solutions attractive to new and existing partners."

About SupplySide West
SupplySide West brings together more than 17,000 ingredient buyers and suppliers from the dietary supplement, beverage, functional food, personal care and sports nutrition industries. Held at the Mandalay Bay Resort & Casino in Las Vegas, SupplySide West is all about the science and strategy around the development of finished products that drive the global business economy. Attendees can learn about new trends from over 1,300 exhibitors and 140 hours of educational and conference programming.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/25/c8708.html

%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 16:15e 25-OCT-21